UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Forgent Networks, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

34629U103

(CUSIP Number)

Fenil Shah
12 Pinetop Road
Barrington, RI 02806
508-725-8634

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 27, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:   [   ]

CUSIP No.: 34629U103

1. Name of reporting persons: Fenil Shah

2. Check the appropriate box if a member of group (a) [ ] (b) [X]

3. SEC use only

4. Source of Funds OO

5. Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization: Unites States citizen

Number of shares beneficially owned by each reporting person
7. Sole Voting Power 305,854 [1]

8. Shared Voting Power -0-

9. Sole Dispositive Power 305,854 [2]

10. Shared Dispositive Power -0-

11. Aggregate amount beneficially owned by each reporting person: 305,854 [3]

12. Check if the aggregate amount in row (11) excludes certain shares [ ]

13. Percent of class represented by amount in row (11): 1%

14. Type of reporting person: IN

_______________
1    Represents (i) 221,323 shares of Common Stock held in his name; and (ii) 84,531 shares of Common Stock held in the name of Romil Shah, the minor child of Fenil Shah.  Fenil Shah has sole voting and investment control with respect to the shares held of record by his minor child.  As a result, Fenil Shah may be deemed to be the beneficial owner of Issuer securities held by Romil Shah.
2    See footnote 1 above.
3    See footnote 1 above.

CUSIP No.: 34629U103

1. Name of reporting persons: Sarla Software LLC

2. Check the appropriate box if a member of group (a) [ ] (b) [X]

3. SEC use only

4. Source of Funds OO

5. Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization: Rhode Island

Number of shares beneficially owned by each reporting person
7. Sole Voting Power -0-

8. Shared Voting Power 147,311[4]

9. Sole Dispositive Power -0-

10. Shared Dispositive Power 147,311[5]

11. Aggregate amount beneficially owned by each reporting person: 147,311[6]

12. Check if the aggregate amount in row (11) excludes certain shares [ ]

13. Percent of class represented by amount in row (11): Less than 1%

14. Type of reporting person: OO

_______________
4         Sarla Software LLC shares power to vote or direct the vote or shares power to dispose or direct the disposition of 147,311 shares of Common Stock with its members: Chimanlal Shah, Falguni Shah and Vibha Shah.
5    See footnote 4 above.
6    See footnote 4 above.

CUSIP No.: 34629U103

1. Name of reporting persons: Chimanlal Shah

2. Check the appropriate box if a member of group (a) [ ] (b) [X]

3. SEC use only

4. Source of Funds OO, PF

5. Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization: United States Citizen

Number of shares beneficially owned by each reporting person
7. Sole Voting Power 854,664

8. Shared Voting Power 147,311[7]

9. Sole Dispositive Power 854,664

10. Shared Dispositive Power 147,311[8]

11. Aggregate amount beneficially owned by each reporting person: 1,001,975[9]

12. Check if the aggregate amount in row (11) excludes certain shares [ ]

13. Percent of class represented by amount in row (11): 3.2%

14. Type of reporting person: IN

_______________
7    Includes 147,311 shares of Common Stock in the name of Sarla Software LLC.  Chimanlal Shah is a member of Sarla Software LLC, and has shared voting and investment control with respect to the shares held of record by Sarla Software LLC.  As a result, Chimanlal Shah may be deemed to be the beneficial owner of Issuer securities held by Sarla Software LLC.  However, Chimanlal Shah disclaims beneficial ownership of all shares held of record by Sarla Software LLC except to the extent of his pecuniary interest therein.
8    See footnote 7 above.
9    See footnote 7 above.

CUSIP No.: 34629U103

1. Name of reporting persons: Falguni Shah

2. Check the appropriate box if a member of group (a) [ ] (b) [X]

3. SEC use only

4. Source of Funds OO

5. Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization: United States Citizen

Number of shares beneficially owned by each reporting person
7. Sole Voting Power 165,458

8. Shared Voting Power 147,311[10]

9. Sole Dispositive Power 165,458

10. Shared Dispositive Power 147,311[11]

11. Aggregate amount beneficially owned by each reporting person: 312,769[12]

12. Check if the aggregate amount in row (11) excludes certain shares [ ]

13. Percent of class represented by amount in row (11): 1.0%

14. Type of reporting person: IN

_______________
10    Includes 147,311 shares of Common Stock in the name of Sarla Software LLC.  Falguni Shah is a member of Sarla Software LLC, and has shared voting and investment control with respect to the shares held of record by Sarla Software LLC.  As a result, Falguni Shah may be deemed to be the beneficial owner of Issuer securities held by Sarla Software LLC.  However, Falguni Shah disclaims beneficial ownership of all shares held of record by Sarla Software LLC except to the extent of her pecuniary interest therein.
11    See footnote 10 above.
12    See footnote 10 above.

CUSIP No.: 34629U103

1. Name of reporting persons: Ruchir Shah

2. Check the appropriate box if a member of group (a) [ ] (b) [X]

3. SEC use only

4. Source of Funds OO

5. Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization: United States citizen

Number of shares beneficially owned by each reporting person
7. Sole Voting Power 104,531

8. Shared Voting Power -0-

9. Sole Dispositive Power 104,531

10. Shared Dispositive Power -0-

11. Aggregate amount beneficially owned by each reporting person: 104,531

12. Check if the aggregate amount in row (11) excludes certain shares [ ]

13. Percent of class represented by amount in row (11): Less than 1%

14. Type of reporting person: IN

CUSIP No.: 34629U103

1. Name of reporting persons: Snehal Shah

2. Check the appropriate box if a member of group (a) [ ] (b) [X]

3. SEC use only

4. Source of Funds OO

5. Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization: United States citizen

Number of shares beneficially owned by each reporting person
7. Sole Voting Power 242,074[13]

8. Shared Voting Power -0-

9. Sole Dispositive Power 242,074[14]

10. Shared Dispositive Power -0-

11. Aggregate amount beneficially owned by each reporting person: 242,074[15]

12. Check if the aggregate amount in row (11) excludes certain shares [ ]

13. Percent of class represented by amount in row (11): Less than 1%

14. Type of reporting person: IN

_______________
13    Represents (i) 164,655 shares of Common Stock held in his name; and (ii) 77,419 shares of Common Stock held in the name of Utkarsh Shah, the minor child of Snehal Shah.  Snehal Shah has sole voting and investment control with respect to the shares held of record by his minor child.  As a result, Snehal Shah may be deemed to be the beneficial owner of Issuer securities held by Utkarsh Shah.
14    See footnote 13 above.
15    See footnote 13 above.

CUSIP No.: 34629U103

1. Name of reporting persons: Vibha Shah

2. Check the appropriate box if a member of group (a) [ ] (b) [X]

3. SEC use only

4. Source of Funds OO

5. Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization: United States Citizen

Number of shares beneficially owned by each reporting person
7. Sole Voting Power 214,553

8. Shared Voting Power 147,311[16]

9. Sole Dispositive Power 214,553

10. Shared Dispositive Power 147,311[17]

11. Aggregate amount beneficially owned by each reporting person: 361,864[18]

12. Check if the aggregate amount in row (11) excludes certain shares [ ]

13. Percent of class represented by amount in row (11): 1.2%

14. Type of reporting person: IN

_______________
16    Includes 147,311 shares of Common Stock in the name of Sarla Software LLC.  Vibha Shah is a member of Sarla Software LLC, and has shared voting and investment control with respect to the shares held of record by Sarla Software LLC.  As a result, Vibha Shah may be deemed to be the beneficial owner of Issuer securities held by Sarla Software LLC.  However, Vibha Shah disclaims beneficial ownership of all shares held of record by Sarla Software LLC except to the extent of her pecuniary interest therein.
17    See footnote 16 above.
18    See footnote 16 above.

CUSIP No.: 34629U103

1. Name of reporting persons: Ushma Shah

2. Check the appropriate box if a member of group (a) [ ] (b) [X]

3. SEC use only

4. Source of Funds OO

5. Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization: United States citizen

Number of shares beneficially owned by each reporting person
7. Sole Voting Power 77,419

8. Shared Voting Power -0-

9. Sole Dispositive Power 77,419

10. Shared Dispositive Power -0-

11. Aggregate amount beneficially owned by each reporting person: 77,419

12. Check if the aggregate amount in row (11) excludes certain shares [ ]

13. Percent of class represented by amount in row (11): Less than 1%

14. Type of reporting person: IN

Item 1.	Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (the “Statement”) relates is the common stock, par value $0.01 per share (the “Common Stock” or “Shares”), of Forgent Networks, Inc. (the “Issuer”), with its principal executive offices located at 108 Wild Basin Road, Austin, Texas 78746.

Item 2.	Identity and Background.

(a)
This Statement is being jointly filed by each of the following persons (collectively, the “Reporting Persons”) pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists:

Sarla Software LLC
Chimanlal Shah
Falguni Shah
Fenil Shah
Ruchir Shah
Snehal Shah
Vibha Shah
Ushma Shah

(b)-(c)

(i)
Sarla Software LLC, a Rhode Island limited liability company (“Sarla Software”), with a principal business address at 12 Pinetop Road, Barrington, RI 02806.  Sarla Software is a distributor of software products.

(ii)	Chimanlal Shah, a United States citizen, resides at 12 Pinetop Road, Barrington, RI 02806, and is self-employed as part of a family business.

(iii)	Falguni Shah, a United States citizen, resides at 32 Mallard Cove, Barrington, RI 02806, and is self-employed as part of a family business.

(iv)	Fenil Shah, a United States citizen, resides at 12 Pinetop Road, Barrington, RI 02806, and is self-employed as part of a family business.

(v)	Ruchir Shah, a United States citizen, resides at 12 Pinetop Road, Barrington, RI 02806, and is self-employed as part of a family business.

(vi)	Snehal Shah, a United States citizen, resides at 32 Mallard Cove, Barrington, RI 02806, and is self-employed as part of a family business.

(vii)	Vibha Shah, a United States citizen, resides at 12 Pinetop Road, Barrington, RI 02806, and is self-employed as part of a family business.

(viii)	Ushma Shah, a United States citizen, resides at 32 Mallard Cove Barrington, RI 02806, and is self-employed as part of a family business.

(d)	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, or, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

All of the shares of the Common Stock hereunder were acquired by the Reporting Persons in an acquisition of iSarla, Inc., a Delaware corporation (doing business as “iEmployee”) on October 5, 2007 by the Issuer.  Such transaction was previously reported by the Issuer on a Current Report on Form 8-K filed with the Securities and Exchange Commission on October 5, 2007.  The Reporting Persons hereunder were shareholders of iSarla, Inc. and, pursuant to the terms of the Merger Agreement, received 2,111,864 shares of Issuer’s common stock represented hereunder as partial consideration for the merger transaction.

In addition, 716,938 shares of the Common Stock held by Chimanlal Shah were previously held by Sarla Software LLC (and received in the aforementioned merger transaction), and were purchased by Chimanlal Shah from Sarla Software on July 29, 2008 for an aggregate purchase price of $129,048.84 ($0.18 per share).  Such funds for the purchase were provided from Chimanlal Shah’s personal funds.

Item 4.	Purpose of Transaction.

The Reporting Persons have concerns with the Issuer’s current performance and near-future plans, and are issuing a joint press release today regarding the same.  The Reporting Persons are primarily concerned with the decision of the Board of Directors to pursue a going private transaction, ostensibly as a mechanism to reduce the costs of the Issuer.  The Reporting Persons do not believe this transaction will improve the financial prospects of the Issuer, and wish the Board would focus on increasing the liquidity of the Issuer and reducing costs.

Item 5.	Interest in Securities of the Issuer.

(a)
The percentages used herein are based on the 31,111,278 shares of Common Stock reported to be outstanding by the Issuer as of March 11, 2009, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended January 31, 2009 filed with the Securities and Exchange Commission on March 13, 2009.

(i)	Sarla Software LLC is the beneficial owner of 147,311 shares of Common Stock, or less than 1% of the outstanding shares of Common Stock.

(ii)
Chimanlal Shah is the beneficial owner of 1,001,975 shares of Common Stock, or 3.2% of the outstanding shares of Common Stock, consisting of (i) 854,664 shares of Common Stock held in his name; and (ii) 147,311 shares of Common Stock held by Sarla Software LLC. Chimanlal Shah is a member of Sarla Software LLC, and has shared voting and investment control with respect to the shares held of record by Sarla Software LLC.  As a result, Chimanlal Shah may be deemed to be the beneficial owner of Issuer securities held by Sarla Software LLC. However, Chimanlal Shah disclaims beneficial ownership of all shares held of record by Sarla Software LLC except to the extent of his pecuniary interest therein.

(iii)
Falguni Shah is the beneficial owner of 312,769 shares of Common Stock, or 1% of the outstanding shares of Common Stock, consisting of (i) 165,458 shares of Common Stock held in her name; and (ii) 147,311 shares of Common Stock held by Sarla Software LLC. Falguni Shah is a member of Sarla Software LLC, and has shared voting and investment control with respect to the shares held of record by Sarla Software LLC.  As a result, Falguni Shah may be deemed to be the beneficial owner of Issuer securities held by Sarla Software LLC. However, Falguni Shah disclaims beneficial ownership of all shares held of record by Sarla Software LLC except to the extent of her pecuniary interest therein.

(iv)
Fenil Shah is the beneficial owner of 305,854 shares of Common Stock, or 1% of the outstanding shares of Common Stock, consisting of (i) 221,323 shares of Common Stock held in his name; and (ii) 84,531 shares of Common Stock held in the name of Romil Shah, the minor child of Fenil Shah. Fenil Shah has sole voting and investment control with respect to the shares held of record by his minor child.  As a result, Fenil Shah may be deemed to be the beneficial owner of Issuer securities held by Romil Shah.

(v)	Ruchir Shah is the beneficial owner of 104,531 shares of Common Stock, or less than 1% of the outstanding shares of Common Stock.

(vi)
Snehal Shah is the beneficial owner of 242,074 shares of Common Stock, or less than 1% of the outstanding shares of Common Stock, consisting of (i) 164,655 shares of Common Stock held in his name; and (ii) 77,419 shares of Common Stock held in the name of Utkarsh Shah, the minor child of Snehal Shah. Snehal Shah has sole voting and investment control with respect to the shares held of record by his minor child.  As a result, Snehal Shah may be deemed to be the beneficial owner of Issuer securities held by Utkarsh Shah.

(vii)
Vibha Shah is the beneficial owner of 361,864 shares of Common Stock, or 1.2% of the outstanding shares of Common Stock, consisting of (i) 214,553 shares of Common Stock held in her name; and (ii) 147,311 shares of Common Stock held by Sarla Software LLC. Vibha Shah is a member of Sarla Software LLC, and has shared voting and investment control with respect to the shares held of record by Sarla Software LLC.  As a result, Vibha Shah may be deemed to be the beneficial owner of Issuer securities held by Sarla Software LLC. However, Vibha Shah disclaims beneficial ownership of all shares held of record by Sarla Software LLC except to the extent of her pecuniary interest therein.

(viii)	Ushma Shah is the beneficial owner of 77,419 shares of Common Stock, or less than 1% of the outstanding shares of Common Stock.

The Reporting Persons may be deemed to be a “group” by virtue of the matters discussed in Item 4, which “group” may be deemed to beneficially own an aggregate of 2,111,864 shares of Common Stock, representing approximately 6.8% of the outstanding shares of Common Stock.

(b))(i)
Sarla Software LLC shares power to vote or direct the vote or shares power to dispose or direct the disposition of 147,311 shares of Common Stock with Chimanlal Shah, Falguni Shah and Vibha Shah.  Sarla Software LLC does not have the sole power to vote or direct the vote or sole power to dispose or direct the disposition of any shares of Common Stock.

(ii)
Chimanlal Shah has the sole power to vote or direct the vote or sole power to dispose or direct the disposition of 854,664 shares of Common Stock.  Chimanlal Shah, as a member of Sarla Software LLC, shares power to vote or direct the vote or shares power to dispose or direct the disposition of 147,311 shares of Common Stock with Falguni Shah, Vibha Shah and Sarla Software LLC.

(iii)
Falguni Shah has the sole power to vote or direct the vote or sole power to dispose or direct the disposition of 165,458 shares of Common Stock.  Falguni Shah, as a member of Sarla Software LLC, shares power to vote or direct the vote or shares power to dispose or direct the disposition of 147,311 shares of Common Stock with Chimanlal Shah, Vibha Shah and Sarla Software LLC.

(iv)
Fenil Shah has the sole power to vote or direct the vote or sole power to dispose or direct the disposition of 305,854 shares of Common Stock.  Fenil Shah does not have the shared power to vote or direct the vote or shared power to dispose or direct the disposition of any shares of Common Stock.

(v)
Ruchir Shah has the sole power to vote or direct the vote or sole power to dispose or direct the disposition of 104,531 shares of Common Stock.  Ruchir Shah does not have the shared power to vote or direct the vote or shared power to dispose or direct the disposition of any shares of Common Stock.

(vi)
Snehal Shah has the sole power to vote or direct the vote or sole power to dispose or direct the disposition of 242,074 shares of Common Stock.  Snehal Shah does not have the shared power to vote or direct the vote or shared power to dispose or direct the disposition of any shares of Common Stock.

(vii)
Vibha Shah has the sole power to vote or direct the vote or sole power to dispose or direct the disposition of 214,553 shares of Common Stock.  Vibha Shah, as a member of Sarla Software LLC, shares power to vote or direct the vote or shares power to dispose or direct the disposition of 147,311 shares of Common Stock with Chimanlal Shah, Falguni Shah and Sarla Software LLC.

(viii)
Ushma Shah has the sole power to vote or direct the vote or sole power to dispose or direct the disposition of 77,419 shares of Common Stock.  Ushma Shah does not have the shared power to vote or direct the vote or shared power to dispose or direct the disposition of any shares of Common Stock.

(c)
During the past sixty days, there were no transactions in shares of Common Stock, or any securities directly or indirectly convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or investment control over the securities thereof.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement understanding or relationship with any person with respect to the securities of Issuer.

Item 7.	Material to Be Filed as Exhibits.

The following documents are filed as exhibits:

1           Agreement of Joint Filing
2           Press Release dated May 27, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2009	Sarla Software LLC

	By:	/s/ Fenil Shah
	Name:	Fenil Shah
	Title:	President

/s/ Chimanlal Shah
Chimanlal Shah

/s/ Falguni Shah
Falguni Shah

/s/ Fenil Shah
Fenil Shah

/s/ Ruchir Shah
Ruchir Shah

/s/ Snehal Shah
Snehal Shah

/s/ Vibha Shah
Vibha Shah

/s/ Ushma Shah
Ushma Shah